UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

APPLIX, INC.

(Name of subject company (Issuer))

COGNOS INCORPORATED
COGNOS CORPORATION

DIMENSION ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.0025 par value per share	038316105
(Title of classes of securities)	(CUSIP number of common stock)

W. John Jussup

Senior Vice President, Chief Legal Officer and Secretary

Cognos Incorporated

3755 Riverside Drive

P.O. Box 9707, Station T

Ottawa, ON, Canada

K1G 4K9

(613) 738-1440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Kevin M. Barry, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110-1726

(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$286,789,447	$8,804

(1)

Estimated for purposes of calculating the filing fee only. Transaction value derived by multiplying 16,048,654 (number of shares of common stock of subject company outstanding as of August 31, 2007 (according to the Agreement and Plan of Merger, dated September 4, 2007, by and among the subject company, Cognos Incorporated and Dimension Acquisition Corp., filed with the Cognos Incorporated Form 8-K filed on September 5, 2007, with the Securities and Exchange Commission) by $17.87 (the purchase price per share offered by Offeror). This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $17.87 per Share.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$8,804	Filing Party:	Cognos Incorporated, Cognos Corporation and Dimension Acquisition Corp.

Form of Registration No.:	Schedule TO	Date Filed:	September 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on October 18, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed on September 18, 2007 (the “Statement”) as amended by Amendment No. 1, dated October 9, 2007, and Amendment No.2, dated October 17, 2007, and relates to the offer by Dimension Acquisition Corp. (“Offeror”), a Massachusetts corporation and an indirect, wholly-owned subsidiary of Cognos Incorporated, a corporation organized and existing under the laws of Canada (“Parent”) to purchase all outstanding shares of common stock, $0.0025 par value per share and the associated preferred stock purchase rights (together, the “Shares”) of Applix, Inc., a Massachusetts corporation (the “Company”), at a purchase price of $17.87 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 4, 2007 (the “Merger Agreement”), by and among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

1.    The subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and supplemented by adding the following paragraphs after the last paragraph of the subsection:

“On October 17, 2007, Cognos and the Company announced that the Offer had expired at 12:00 midnight, New York City time, on Tuesday, October 16, 2007. The depositary for the Offer had advised Parent and Offeror that, as of 12:00 midnight, New York City time, on October 16, 2007, an aggregate of approximately 14,091,974 Shares (including Shares tendered by guaranteed delivery) had been tendered, representing approximately 86% of the Company’s then outstanding Shares. Offeror did not exercise the Top-Up Option at that time because a sufficient number of Shares could not be issued by the Company to meet the 90% threshold of the Top-Up Option. Offeror commenced a subsequent offering period beginning on

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Wednesday, October 17, 2007 and expiring at 5:00 p.m., New York City time on Tuesday, October 30, 2007.

Shortly following the commencement of the subsequent offering period, the parties discussed the purpose of the original structure of the Top-Up Option and the fact that the inclusion of all outstanding exercisable options in the calculation of the 90% threshold of the Top-Up Option was preventing the Company and Offeror from ever exercising the Top-Up Option even though the holders of a majority of the Company’s outstanding Shares had tendered their Shares in the Offer. During these discussions, Parent suggested that the parties amend the Top-Up Option to change the threshold to 90% of the Company’s outstanding Shares, excluding all outstanding exercisable options, and thereby enabling a majority of the Company’s outstanding Shares to potentially determine the outcome of the Offer.

On October 17, 2007, Messrs. Mahoney and Loewenberg, two of the Company’s Continuing Directors, together with the directors designated by Parent to serve on the Company’s board of directors pursuant to the terms and conditions of the Merger Agreement determined to approve an amendment to the Merger Agreement pursuant to which the Top-Up Option would be revised to exclude the outstanding exercisable options from the calculation of the 90% threshold. On October 17, 2007, the Company, Parent and Offeror entered into such an amendment to the Merger Agreement. As a result of the Amendment, in the event that a sufficient number of additional Shares are tendered during the subsequent offering period such that the Company may issue to the Offeror enough Shares to achieve an ownership of 90% of the Company’s outstanding Shares without exceeding the NASDAQ shareholder approval requirements. Offeror will have the ability to exercise the Top-Up Option.”

2.    The first paragraph of the subsection entitled “Top-Up Option” in Section 13 of the Offer to Purchase entitled “The Transaction Documents” is amended and restated in its entirety as follows:

“The Company irrevocably granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only on or after the Appointment Time, to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror at the time of such exercise, will constitute one share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that the Top-Up Option will not be exercisable unless immediately after such exercise and the issuance of Shares pursuant thereto, Offeror would own more than 90% of the Shares then outstanding; and provided further, however, that in no event will the Top-Up Option be exercisable for a number of Shares (i) in excess of the Company’s then authorized and unissued shares of Company common stock (giving effect to shares of Company common stock reserved or issuance under the Company option plans as though such shares were outstanding) or (ii) that would require approval of the stockholders of the Company under applicable NASDAQ rules.”

Items 12. Exhibits.

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

“(d)(1)(i) Amendment No. 1 to Agreement and Plan of Merger, dated as of October 17, 2007, by and among Parent, Offeror and the Company.”

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After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIMENSION ACQUISITION CORP.

By:	/s/ TOM MANLEY
Name:	Tom Manley
Title:	President and Treasurer

COGNOS CORPORATION

By:	/s/ W. JOHN JUSSUP
Name:	W. John Jussup
Title:	Director

COGNOS INCORPORATED

By:	/s/ ROBERT G. ASHE
Name:	Robert G. Ashe
Title:	President and Chief Executive Officer

Dated October 18, 2007

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EXHIBIT INDEX

Exhibit No.	Description

(d)(1)(i)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 17, 2007, by and among Parent, Offeror and the Company.

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